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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 4)*


                              WASTE HOLDINGS, INC.
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                                (Name of Issuer)



                                  COMMON STOCK
      --------------------------------------------------------------------
                         (Title of Class of Securities)



                                   941057 10 1
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                                 (CUSIP Number)


     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [_]  Rule 13d-1(b)
     [_]  Rule 13d-1(c)
     [X]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.   Name of Reporting Person
     I.R.S. Identification No. of Above Person (entities only)

     Lonnie C. Poole, III
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2.   Check the Appropriate Box if a Member of a Group
       (See Instructions)
                                                                   (a) ____
        Not Applicable                                             (b) ____
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3.   SEC Use Only

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4.   Citizenship or Place of Organization

     United States
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                          5.   Sole Voting Power

     Number of                 952,904
     Shares             --------------------------------------------------------
     Beneficially         6.   Shared Voting Power
     Owned By
     Each                      1,826,018
     Reporting          --------------------------------------------------------
     Person               7.   Sole Dispositive Power
     With
                               952,904
                        --------------------------------------------------------
                          8.   Shared Dispositive Power

                               1,826,904
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9.   Aggregate Amount Beneficially Owned by Each
       Reporting Person

     2,778,922
--------------------------------------------------------------------------------

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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
      Instructions)

     Not Applicable
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11.  Percent of Class Represented by Amount in Row (9)

     20.8%
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12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

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Item 1(a)      Name of Issuer

               Waste Holdings, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices

               3301 Benson Drive, Suite 601, Raleigh, NC  27609

Item 2(a)      Name of Person Filing

               Lonnie C. Poole, III

Item 2(b)      Address of Principal Business Office, or, if None, Residence

               3301 Benson Drive, Suite 601, Raleigh, NC  27609

Item 2(c)      Citizenship

               United States

Item 2(d)      Title of Class of Securities

               Common Stock

Item 2(e)      CUSIP Number

               941057 10 1

Item 3.        Filing Pursuant to Rules 13d-1(b) or 13d-2(b)

               Not Applicable

Item 4.        Ownership

               (a) Amount Beneficially Owned: On December 31, 2001, Mr. Poole beneficially owned an aggregate of 952,904 shares of the Issuer's common stock which includes (i) 950,495 shares of the Issuer's outstanding common stock owned directly, (ii) options to purchase 2,409 shares of the Issuer's common stock that were exercisable within sixty (60) days of December 31, 2001, (iii) 784,258 shares of the Issuer's common stock held in a trust where Mr. Poole is a trustee and (iv) 1,041,760 shares of the Issuer's common stock held in a trust in which Mr. Poole is a beneficiary and has shared investment power.

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               (b)  Percent of Class:

                    20.8%

               (c) See Rows (5)-(8) on Page 2. The shares as to which Mr. Poole has sole voting and dispositive power include 2,409 shares subject to currently exercisable options. The shares as to which Mr. Poole shares investment power include 784,258 shares held by a trust of which he is a trustee and 1,041,760 shares held by a trust of which he is a beneficiary with shared investment power.

Item 5.        Ownership of Five Percent or Less of a Class

                        Not Applicable

Item 6.        Ownership of More than Five Percent on Behalf of Another Person

                        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

                        Not Applicable

Item 8.        Identification and Classification of Members of the Group

                        Not Applicable

Item 9.        Notice of Dissolution of Group

                        Not Applicable

Item 10. Certification

                        Not Applicable

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     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2002
--------------------------------------------
Date

/s/ Lonnie C. Poole, III
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Lonnie C. Poole, III